SmartCard Marketing Systems Inc.

 20C Trolley Square

Wilmington, DE 19806

November 1, 2022

Via Edgar

Scott Anderegg, Attorney Adviser

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	SmartCard Marketing Systems Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 23, 2022
Submitted October 4, 2022

Mr. Anderegg:

The following responses address the comments of the Staff (the “Staff”) as set forth in your letter dated October 19, 2022 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed October 4, 2022 (the “S-1”) by SmartCard Marketing Systems Inc., a Delaware corporation (the “Company”). The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted October 4, 2022

XPay Worldwide Overview, page 13

1.	We note your additional disclosure in response to our comment 7. Please augment your introductory paragraph before the table to explain what the table represents. Please draft your disclosure in a manner to avoid industry terms or jargon so a reader not familiar with your industry can understand your disclosure.

Response

We have revised the S-1 to augment our introductory paragraph before the table, accordingly.

Notes to the Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

2.	Please describe your revenue recognition policy in greater detail and ensure your revise disclosure is specific as to the timing and nature of your performance obligation(s), rather than describing them generally. Refer to ASC 606-10-50.

Response

We have revised the S-1 to describe our revenue recognition policy in greater detail, accordingly.

General

3.	We note your response to comment 19. It remains unclear how no cost of revenue was recorded in 2021 and 2020. Please tell us how it is possible to have no costs that are directly attributable to each of your revenue streams. Refer to Rule 5-03.2 of Regulation S-X.

Response

We evaluated Rule 5-03.2 of Regulation S-X, and looked at comparables, and we believe that there are no direct applicable costs to be recorded as cost of goods sold, which we believe are presently more appropriately recorded as operating expenses. For clarity, it is our current practice that we allocate our fees to the development costs of our own technologies and not those of our customers, specifically for the purpose of maintaining our intellectual property rights. However, in the future the Company intends to standardize new cost metrics of customer and partner specific costs which will be calculated at implementation, as well as specific customization and marketing costs also associated with the costs of goods sold. There maybe also be costs associated with FX and embedded services offered in our solutions, which would also be calculated for the customer and partner. We work with financial services partners and we may be subject to fees upon production. Such fees would be charged to the customer in the future and calculated in the cost of goods sold as well.

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The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Evan Costaldo, at 212-709-8333 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Massimo Barone

Massimo Barone, CEO and Chairman

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